PRESS RELEASE

Cellectis Plant Sciences, Inc. Publishes a Study Demonstrating

Reduced Acrylamide in Fried Potatoes

April 14, 2015 — New Brighton (Minnesota, USA) — Cellectis Plant Sciences, Inc. a Minnesota-based company focusing on developing healthier food products, has announced today that the Plant Biotechnology Journal has accepted the publication of its peer-reviewed manuscript demonstrating the phenotypic validation of potato lines developed by inactivating a single endogenous gene responsible for sugar accumulation when stored at cold temperatures.

The non-transgenic product has already received an approval from the USDA to be grown in fields. The field trial will start this spring to obtain commercial proof of concept of large-scale cold storability and reduced acrylamide content for French fries, potato chips and fresh-cut applications.

“We firmly believe that the new product developed by our team opens the path to the future of food products,” commented Luc Mathis, Chief Executive Officer of Cellectis Plant Sciences. “Consumers want access to higher quality products developed without using unhealthy chemicals that are currently used to avoid sprouting of potatoes stored at room temperature. The reduction in fried products of the potentially carcinogenic compound acrylamide will bring additional benefits to consumers.”

Plant Biotechnology Journal

Improving cold storage and processing traits in potato through targeted gene knockout

Benjamin M. Clasen, Thomas J. Stoddard, Song Luo, Zachary L. Demorest, Jin Li, Frederic Cedrone, Redeat Tibebu, Shawn Davison, Erin E. Ray, Aurelie Daulhac, Andrew Coffman, Ann Yabandith, Adam Retterath, William Haun, Nicholas J. Baltes, Luc Mathis, Daniel F. Voytas and Feng Zhang

Article first published online: April 7, 2015

DOI: 10.1111/pbi.12370

For further information, please contact:

Media contacts

Jennifer Moore, Director of Communications

Phone: 917-580-1088

email: contact@cellectis-plantsciences.com

BMC Communications - New York City

Brad Miles

Phone: 646-513-3125

email: bmiles@bmccommunications.com

IR contacts

Simon Harnest, VP Finance and Investor Relations

Phone: 646-385-9008

email: simon.harnest@cellectis.com

About Cellectis Plant Sciences

Founded in 2010, Cellectis Plant Sciences is based in New Brighton, Minnesota (United States). The company has developed a platform to improve the quality of crops for the food and agriculture industries. Cellectis Plant Sciences is involved in a network of collaborations that include global companies (Bayer, Limagrain, Monsanto, and SESVanderhave, among others), as well as leading healthcare (Mitsubishi Tanabe Pharma) and food companies. Cellectis Plant Sciences is developing innovative products with prominent partners in order to secure accessibility of its products to consumers.

For further information please visit our website: www.cellectis-plantsciences.com

Disclaimer

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the company’s operations and business environment, all of which are difficult to predict and many are beyond the company’s control. Forward-looking statements include information concerning the company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or similar expressions. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the company’s Registration Statement on Form F-1, as amended (File No. 333-202205). You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. The company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.